Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE


      Vasogen to Present at the Needham & Company Biotechnology Conference


Mississauga, Ontario (June 2, 2003) -- Vasogen Inc. (TSX: VAS; AMEX: VSV) will conduct a live web cast of its presentation at the Needham & Company annual biotechnology conference in New York City. David Elsley, Vasogen's President and Chief Executive Officer, is scheduled to present on Thursday June 5th, 2003, at 10:30 a.m. (Eastern Time). Interested parties may view the live web cast and archived replay by visiting www.vasogen.com.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional indications, including neuro-inflammatory diseases.


The upcoming web cast referred to in this press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.